UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 000-50924

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEACON SALES ACQUISITION, INC.
401(K) PROFIT SHARING PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BEACON ROOFING SUPPLY, INC.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2022 AND 2021
AND FOR THE YEAR ENDED DECEMBER 31, 2022

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the 401(k) Plan Investment Committee of
the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan
Herndon, Virginia:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SC&H Attest Services, P.C.

We have served as the Plan’s auditor since 2023.

Sparks, Maryland
June 22, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and 401(k) Plan Investment Committee
Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan
Herndon, Virginia
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2021 and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP
We served as the Plan’s auditor from 2015 to 2022.

Grand Rapids, Michigan
June 17, 2022

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Investments at fair value:
Mutual funds	$429,592,041	$506,188,751
Common/collective trust	24,679,796	21,475,783
Employer securities	5,881,448	6,717,260
Total investments at fair value	460,153,285	534,381,794

Receivables:
Notes receivable from participants	9,777,223	8,683,619
Total receivables	9,777,223	8,683,619

Net assets available for benefits	$469,930,508	$543,065,413

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022
Additions
Additions to net assets available for benefits attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(112,337,998)
Interest and dividends	20,756,847
Total investment loss	(91,581,151)

Interest income on notes receivable from participants	397,438

Contributions:
Employer	13,170,417
Participant	34,409,986
Rollover	6,611,260
Total contributions	54,191,663

Total additions	(36,992,050)

Deductions
Deductions from net assets available for benefits attributed to:
Benefits paid to participants	35,567,352
Administrative expenses	722,368
Total deductions	36,289,720

Net decrease	(73,281,770)

Transfer of assets to the Plan	146,865

Net assets available for benefits:
Beginning of year	543,065,413
End of year	$469,930,508

See accompanying notes to financial statements

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
Notes to Financial Statements
1. Description of Plan
The following description of Beacon Sales Acquisition, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, including the Adoption Agreement, for more complete information. The Plan Sponsor is Beacon Sales Acquisition, Inc. (the “Company”).

General – The Plan is a defined contribution plan covering all non-union employees of the Company who have completed ninety (90) days of service with the Company and are age twenty-one (21) or older. Eligible participants are automatically enrolled in the Plan once they have attained 21 years of age and have completed 90 days of service unless they affirmatively decline to participate. The entry date to the Plan is the first day of the month following eligibility. Employees covered by a collective bargaining agreement are generally excluded from participation. All employees who are non-resident aliens are also excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a single employer Plan adopted by the Company.

Transfer of Assets to the Plan – The Company has completed a number of acquisitions since the inception of the Plan. Employees of the acquired companies became eligible to participate in the Plan as of the applicable acquisition dates and may elect to roll over account balances from qualified plans. Employees elected to roll over $6,611,260 for the year ended December 31, 2022. Participants were also allowed to roll over loan balances into the Plan, resulting in total loan transfers of $146,865 into the Plan for the year ended December 31, 2022.

Contributions – Each year, participants may contribute up to one hundred percent (100%) of either their pre-tax or after-tax (i.e., Roth) annual compensation as defined in the Plan, subject to Internal Revenue Code (“IRC”) limitations ($20,500 for 2022). Individuals who are age fifty (50) or older, and who contribute the maximum federal limit, are eligible to make an additional contribution called a “catch-up contribution.” The allowed maximum catch-up contribution for 2022 was $6,500. The Plan has an automatic enrollment feature; if automatically enrolled, a participant’s deferral is set at 6% of eligible compensation until changed by the participant, or the participant elects not to participate in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans.

All Company contributions are determined at the discretion of the Company’s board of directors. For the year ended December 31, 2022, the Company made matching contributions equal to fifty percent (50%) of the first 6% of a participant’s elective contribution based on eligible compensation. The contributions are calculated on an accrual basis. An employee is eligible for profit sharing once the employee achieves 1,000 hours worked, has 1 year of service, and is employed on the last day of the year. There were no profit-sharing contributions for the year ended December 31, 2022.

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions, b) Plan earnings, and c) Plan expenses. Allocations are based upon participant compensation, contributions and/or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers thirty (30) mutual funds, one (1) common/collective trust, and the common stock of the Company as investment options. The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. The Plan includes provisions for voting shares of Company common stock. Participants may invest up to a limit of 15% of their account balance in Company common stock.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributed portion of their accounts, plus the earnings thereon, is based on years of service. A participant who terminated prior to January 1, 2022 is one hundred percent (100%) vested in both the discretionary profit-sharing and matching Company contributions after six (6) years of credited service (minimum 1,000 hours per Plan year). Vesting is accelerated upon termination due to early or normal retirement, death or disability. The following represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions as of December 31, 2022 for participants who terminated prior to January 1, 2022:

Years of Service	Vested Percentage
Less than two (2) years	—%
Two (2) years	20%
Three (3) years	40%
Four (4) years	60%
Five (5) years	80%
Six (6) years	100%

The following table represents the vesting schedules for both the discretionary profit-sharing and matching Company contributions as of December 31, 2022 for the participants who terminated on or after January 1, 2022:

Years of Service	Vested Percentage
Less than two (1) year	—%
One (1) year	33%
Two (2) years	66%
Three (3) years	100%

Notes Receivable from Participants – Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding balance of any prior loans from the Plan during the prior one-year period), or fifty percent (50%) of their vested account balance. For the year ended December 31, 2022, the interest rates charged on participant loans ranged from 3.25% to 9.25%. Principal and interest amounts are paid through payroll deductions. Participants are charged a fee when taking out a loan. For the year ended December 31, 2022, there were fees of $63,580 charged to loan recipients, which are included in administrative expenses on the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are payable in a lump sum or partial distributions upon separation from service, death or disability. Partial distributions are allowed but limited to two per calendar year with a minimum amount of $5,000 per distribution. In-service distributions are available for hardship, or attainment of age 59½. In any event, payment of benefits must commence at the later of when the participant reaches age 70½ or termination of employment (except benefit payments must commence at age 70½ if the participant owns 5% or more of the Company’s outstanding stock). Required minimum distributions (RMD) distributed after December 31, 2019 will follow the new RMD age rules. Participants with a date of birth prior to June 30, 1949 are subject to beginning their RMD at age 70½. Participants with a date of birth of July 1, 1949 or later are subject to begin their RMD by 72. Participants may also receive distributions from rollovers of prior qualified plans.

The Plan also provides for involuntary distribution of account balances for terminated participants with account balances of less than $1,000. Participant accounts of terminated participants with balances between $1,000 and $5,000 are automatically rolled into an individual retirement account (“IRA”) if the participant does not elect payment.

There were no net assets allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2022 or 2021.

Forfeitures – Forfeitures of the non-vested portion of participant accounts will be first used to reduce Company matching contributions and then discretionary profit-sharing contributions. Total forfeitures of $671,396 were used to reduce Company matching contributions for the year ended December 31, 2022. As of December 31, 2022 and 2021, the balances in the forfeitures account totaled $953,940 and $1,009,882, respectively.

Administrative Expenses – Expenses incurred in the administration of the Plan are paid directly by the Company, except those relating to recordkeeping fees on the participant loans and processing fees for certain benefit payments that are allocated to the respective individual participants’ accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting – The financial statements and accompanying footnotes are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles (“GAAP”). The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments – Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (i.e., an exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participant Accounts – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits – Benefits are recorded when paid.

3. Fair Value Measurements
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. The fair value hierarchy prioritizes the inputs used to measure fair value by the lowest level of input that is available and significant to the fair value measurement. The three levels are described as follows:
•Level 1: Observable inputs. Quoted prices in active markets for identical assets and liabilities;
•Level 2: Observable inputs other than the quoted price. Includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets and amounts derived from valuation models where all significant inputs are observable in active markets; and
•Level 3: Unobservable inputs. Includes amounts derived from valuation models where one or more significant inputs are unobservable and require the Company to develop relevant assumptions.

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level of classification as of each reporting period.

The following is a description of the valuation methods used for Plan assets measured at fair value as of December 31, 2022 and 2021. There were no changes in the valuation methods used as of December 31, 2022 or 2021.
•Mutual funds: Valued at the net asset value of shares held by the Plan at year-end, quoted in an active market.
•Common/collective trust: The fair value of participation units held in the Reliance Trust Stable Value Fund (MetLife Series 25157), a common/collective trust (“CCT”) is valued at net asset value (NAV) of units held as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the CCT will sell the investment for an amount different than the reported NAV. The CCT invests in the MetLife Group Annuity Contract 25157, which consist of separately managed investment portfolios in fixed income securities and enter into wrapper contracts, which are issued by third parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements, and there are no unfunded commitments.
•Employer securities: Valued at the closing price reported by the Nasdaq Global Select Market at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methods or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$429,592,041	$—	$—	$—	$429,592,041
Employer securities	5,881,448	—	—	—	5,881,448
Common/collective trust	—	—	—	24,679,796	24,679,796
Total investments at fair value	$435,473,489	$—	$—	$24,679,796	$460,153,285

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Other[1]	Total
Mutual funds	$506,188,751	$—	$—	$—	$506,188,751
Employer securities	6,717,260	—	—	—	6,717,260
Common/collective trust	—	—	—	21,475,783	21,475,783
Total investments at fair value	$512,906,011	$—	$—	$21,475,783	$534,381,794
______________________________________
1.Asset fair value is measured using net asset value as a practical expedient and therefore excluded from the fair value hierarchy.

4. Related Party and Party-in-Interest Transactions
The Company pays certain administrative expenses of the Plan. In addition, certain expenses are paid using the remaining balance from a former revenue sharing arrangement and are included in administrative expenses on the statement of changes in net assets available for benefits. There were no investment advisory and other fees paid out of this revenue sharing arrangement for the year ended December 31, 2022. The total allocated to participants out of this revenue sharing arrangement was $0 for the year ended December 31, 2022.

The Plan holds shares of mutual funds managed by American Funds. Empower Retirement, LLC is the record keeper and Capital Bank & Trust Company (CB&T) is the trustee. CB&T and American Funds are affiliated entities. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Notes receivable from participants are also considered party-in-interest transactions.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.
6. Tax Status
The underlying non-standardized pre-approved plan has received an opinion letter from the Internal Revenue Service (IRS) dated June 30, 2020, stating that the form of the plan is qualified under Section 401(a) of the IRC, and therefore, the related trust is tax exempt. The Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

GAAP requires plan management to evaluate uncertain tax positions taken by defined contribution plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Subsequent Events
The Plan evaluated subsequent events from December 31, 2022 through June 22, 2023, the date these financial statements were available to be issued. In January 2023, the Company acquired First Coastal Exteriors, LLC. In March 2023, the Company acquired Prince Building Systems, LLC and Al's Roofing Supply, Inc. In June 2023, the Company acquired Silver State Building Materials, Inc. As a result, employees of the aforementioned four companies became eligible to participate in the Plan after the normal eligibility waiting period. Participants could choose to voluntarily roll over their previous plan account balances and/or participant loan balances into the Plan.

SUPPLEMENTAL SCHEDULE

BEACON SALES ACQUISITION, INC. 401(k) PROFIT SHARING PLAN
PLAN: 001
EIN: 36-4173366
Schedule H, Line 4(i) -
Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)		(e)

	Identity of issuer, borrower, lessor or similar party	Description of investment		Current value
	Mutual Funds:
*	AMERICAN FUNDS GROWTH FUND OF AMER R6	877,594	Shares	$43,449,671
*	AMERICAN FUNDS 2030 TARGET DATE FUND R6	2,892,687	Shares	42,204,301
*	AMERICAN FUNDS 2035 TARGET DATE FUND R6	2,570,988	Shares	39,953,154
*	AMERICAN FUNDS 2040 TARGET DATE FUND R6	2,369,911	Shares	37,942,272
*	AMERICAN FUNDS 2045 TARGET DATE FUND R6	2,244,929	Shares	36,614,785
*	AMERICAN FUNDS 2025 TARGET DATE FUND R6	2,593,030	Shares	35,083,695
*	AMERICAN FUNDS 2050 TARGET DATE FUND R6	1,699,867	Shares	27,078,878
*	AMERICAN FUNDS FUNDAMENTAL INVESTORS R6	384,243	Shares	23,150,648
*	AMERICAN FUNDS 2055 TARGET DATE FUND R6	872,537	Shares	17,424,555
*	AMERICAN FUNDS CAPITAL INC BLDR R6	270,569	Shares	17,035,003
	VANGUARD SMALL CAP INDEX FUND - ADMIRAL	145,334	Shares	12,780,647
	VANGUARD LARGE CAP INDEX ADM	143,766	Shares	12,648,573
	VANGUARD MID CAP INDEX ADM	45,976	Shares	11,607,507
*	AMERICAN FUNDS 2020 TARGET DATE FUND R6	923,631	Shares	11,286,771
*	AMERICAN FUNDS NEW PERSPECTIVE R6	232,075	Shares	10,981,791
*	AMERICAN FUNDS EUROPACIFIC GR R6	189,363	Shares	9,284,470
*	AMERICAN FUNDS 2060 TARGET DATE FUND R6	672,863	Shares	9,076,923
	WESTERN ASSET CORE BOND IS	537,348	Shares	5,695,891
	INVESCO SMALL CAP VALUE R6	294,289	Shares	5,606,204
*	AMERICAN FUNDS WASHINGTON MUTUAL R6	81,804	Shares	4,254,604
*	AMERICAN FUNDS NEW WORLD R6	42,125	Shares	2,796,668
	ISHARES U.S. AGGREGATE BOND INDEX K	307,785	Shares	2,739,287
	PGIM HIGH-YIELD R6	466,741	Shares	2,119,004
	FIDELITY GLOBAL EX US INDEX	165,370	Shares	2,075,389
*	AMERICAN FUNDS 2015 TARGET DATE FUND R6	153,646	Shares	1,736,195
*	AMERICAN FUNDS 2065 TARGET DATE FUND R6	121,336	Shares	1,582,221
	PIMCO REAL RETURN INSTL	124,405	Shares	1,242,803
	PRINCIPAL GLOBAL REAL ESTATE SEC R6	114,152	Shares	981,706
	PIMCO INT BOND (UNHEDGED) INST	93,395	Shares	705,129
*	AMERICAN FUNDS 2010 TARGET DATE FUND R6	41,856	Shares	453,296
				$429,592,041

	Employer Securities:
*	Beacon Roofing Supply, Inc. Common Stock	111,412	Shares	5,881,448

	Common/Collective Trust:
	RelianceMetLife GAC Series 25157 Cls 0	114,492	Units	24,679,796

*	Participant loans	Interest rates ranging from 3.25% to 9.25% (latest maturity date of September 2052)		9,777,223

				$469,930,508
________________________________________
*    Party-in-interest as defined by ERISA.
Column (d) for cost information has been omitted as all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.
23.1	Consent of SC&H Attest Services, P.C.
23.2	Consent of BDO USA, LLP

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEACON SALES ACQUISITION, INC.
401(k) PROFIT SHARING PLAN

Date: June 22, 2023		/s/ FRANK A. LONEGRO
	By:	Frank A. Lonegro
Executive Vice President & Chief Financial Officer